FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs
National Australia Bank Limited ABN 12004044937

Media Release
500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Wednesday 10 November 2004

‘Rebuilding the National’
Our 2004 Full Year Results

Announcing the full year result, National Australia Bank Chief Executive, John Stewart, said the 15 per cent fall in cash earnings to $3.46 billion in 2004 was a poor result and unacceptable for the National and its shareholders.

Mr Stewart said there were encouraging performances in some businesses such as New Zealand and Wealth Management, but that underlying financial trends across the Group were disappointing.

 “The two key drivers of the overall result were flat revenue and unsustainable cost growth,” Mr Stewart said.  “Net operating income increased by a little over one per cent while operating expenses increased by over seven per cent. In simple terms, cash earnings fell because we have been carrying too much baggage.

“However, the results reflect deeper problems that have been accumulating for several years. There are four key problems that have adversely affected the National’s performance:

•                              A very complex and costly business structure;

•                              Restrictive policies and practices that restrain our customer efforts;

•                              Poor compliance processes; and

•                              Lack of a clear cultural framework.

“Over several years, organisational complexity has increased the underlying cost structure of the business and adversely affected the ability of management to plan accurately and focus on our key business drivers,” Mr Stewart said.  “It also made it more difficult to respond to regulatory requirements and new accounting standards.

“A silo approach to doing business also restricted our ability to meet all the financial services needs of our customers, and complex and overly tight lending policies resulted in us missing good business opportunities.

“A lack of compliance adversely affected relationships with regulators and dealing with the consequences distracted management from running the business.

“Finally, the lack of a clear cultural framework, over-reliance on voluntary culture change programs, and lack of visible leadership undermined employee morale and productivity which damaged customer relationships.”

Mr Stewart said the new Board and management team had started the process of rebuilding the National and were confident that we are on track to improve our performance and reputation.

He warned, however, that there were no quick fixes for the underlying problems affecting performance and it would take some time to rebuild the National.

“We are tackling the fundamental problems affecting performance,” he said.  “We are putting in place the foundations for the new National including a new structure, greater customer focus, improved compliance processes and a structured culture change program.

“We have started to strip out complexity in the business to reduce cost, including a smaller corporate centre in Melbourne and the legal entity merger of Clydesdale Bank and Yorkshire Bank in the United Kingdom.

“We are eliminating the silo approach to doing business in Australia by merging the retail bank and wealth management business into one business.  We are developing processes to help our staff deliver integrated financial services for our customers.  Business bankers have been put back into the field, unnecessary credit restrictions are being removed and lending delegations have been revised to help our people support the growth plans of our customers.

“We are over-hauling our risk management policies and practices and are working hard to meet the requirements of regulators in all markets in which we operate.

“Most importantly, there has been fundamental Board renewal in line with the promises made by the Chairman at the start of the year and we have appointed a new executive leadership team at the National.

“We have developed a new set of corporate principles that have defined proof points that will demonstrate how successful we are at embedding changed behaviours amongst employees.  This year we have also introduced a performance scorecard for all employees that include specific performance indicators and quality gates that monitor outcomes against compliance and behaviours.”

Outlook

Mr Stewart said stable conditions are expected to provide a favourable business environment over the next 12 months.

“Dealing with the poor practices of the past and new business initiatives in each region will contribute to improved performances over time,” he said. “However, much of the expenditure is locked-in and it will take time before the results of the changes to our processes and improvements to service levels take effect.

“We expect our earnings decline to bottom in the first half of 2005 and return to an acceptable growth profile over the second half and into 2006. On this basis, it is currently expected that the existing dividend should be maintained in the first half of 2005.

“We will provide further detail on the performance outlook for the remainder of 2005 at the half year results when we have further advanced our strategies, developed detailed implementation plans and evaluated the pace at which early benefits are being realised.”

For further information:

Brandon Phillips	Callum Davidson
Group Manager	Head of Group Investor Relations
Group Corporate Relations	03 8641 4964 work
03 8641 3857 work	0411 117 984 mobile
0419 369 058 mobile

Samantha Evans	Hany Messieh
Group Communications Adviser	Manager, Group Investor Relations
Group Corporate Relations	03 8641 2312 work
03 8641 4982 work	0414 446 876 mobile
0404 883 509 mobile

Or visit www.nabgroup.com

Attachments

Financial Highlights

	Sept 04	Change on Sept 03

Cash earnings(1)	$3.46 billion	Ñ 15%

Net profit(2)	$3.18 billion	Ñ 19.7%

Net operating income(1)	$13.03 billion	Δ 1.3%

Operating expenses(1)	$6.81 billion	Δ 7.2%

Banking cost to income ratio	54.1%	Δ from 48.4%

Tax(3)	$1.64 billion	Steady

Final dividend	83 cents	Steady

Return on equity(1)	15.8%	Ñ from 18.3%

Earnings per share(1) (cents)	223	Ñ from 249

Total capital ratio	10.58%	Δ from 9.62%

Significant Items

The Chief Financial Officer, Mr Michael Ullmer, said significant items recorded in this year’s result included:

•                              a $292 million ($204 after tax) additional charge to provide for doubtful debts;

•                              $360 million ($252 after tax) in foreign exchange currency options trading losses; and

•                              write-downs of $409 million ($307 after tax) following a detailed review of the National’s software assets. This includes a $200 million write-down of the Integrated Systems Implementation (ISI) application software. Implementation of further modules of ISI have been deferred. The written down value of all software on the balance sheet as at 30 September 2004 is $655 million.

(1)  Before significant items

(2)  Attributable to members of the company after significant items

(3)  Excluding tax on Wealth Management revaluation & significant items

These significant items were partly offset during the year by the sale of shareholdings and write-back of surplus provisions:

•                              a write-back to profit of $64 million from the provision for expected costs arising from the sale of SR Investment Inc (the parent entity of HomeSide Lending Inc in the US); and

•                              a net profit of $315 million after tax on the sale of shareholdings in St George Bank Limited and AMP Limited and HHG Plc.

“In addition, the National received amended tax assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions on its ExCaps and TrUEprs capital raisings. Subsidiaries of the National in New Zealand also received amended tax assessments from the Inland Revenue Department (IRD) seeking to disallow interest deductions on three structured finance transactions.

“We have also disclosed in the profit announcement details of potential assessments that we may receive on similar transactions.

“These assessments are the result of a review by the taxation authorities of initiatives that have been commonly used by the banking industry.  The National is confident of its position and is challenging the amended assessments but has decided not to tax-effect interest paid on its ExCap securities from 1 October 2003 whilst the tax treatment is in dispute. As a result, an additional $33 million has been recognised in determining the National’s income tax expense in 2004.

The National raised additional capital this year to meet interim requirements of the Australian Prudential Regulation Authority (APRA) following its review of our foreign exchange currency options trading losses.

“We have maintained the Dividend Reinvestment Plan, but the one-off adjustments implemented for the interim dividend have not been reintroduced.  The zero discount and 15,000 share cap in place for the final dividend last year continues for the final dividend this year.

Business Performance

Financial Services Australia

Year ended 30 September	2004	2003	%
	$m

Net interest income	3,552	3,519	0.9
Other operating income	1,993	1,950	2.2
Total income	5,545	5,469	1.4
Pension fund expense	(59)	(82)	28.0
Other operating expenses	(2,596)	(2,420)	(7.3)
Underlying profit	2,890	2,967	(2.6)
Charge to provide for doubtful debts	(204)	(298)	31.5
Cash earnings before tax	2,686	2,669	0.6
Income tax expense	(810)	(798)	(1.5)
Cash earnings before significant items	1,876	1,871	0.3

Financial Services Australia (FSA) reported flat cash earnings despite working hard in competitive conditions.  A 2.6 per cent fall in underlying profit was offset by a significantly lower charge to provide for doubtful debts following a single large exposure of $104 million during the prior year.

Net interest income reflects the margin pressure in the second half and lower sales volumes. In housing, tighter risk settings introduced in the last 12 - 18 months inside our normal conservative position excluded us from segments of the market. We have recently restored some of these settings with excellent early results. In business lending, we have started to re-invest in the capability to better service our customer needs and restore our growth trajectory in this segment.

Flat other operating income for the year reflects various fee initiatives, offset by the changes to credit card interchange, changed transaction behaviour and the zero application fee home loan campaign in the second half.

The key drivers of the 20 basis point decline in the Australian retail bank margin in the second half are:

•                  a nine basis point reduction relating to the extent of wholesale funding we must access to fund our home loan growth;

•                  a five basis point reduction relating to lower deposit margins due to sharper pricing on term deposits and cash management accounts as we respond to the competitive market; and

•                  a further six basis points decline due to deposit growth being skewed towards lower margin products.

Drivers of the second half increases in costs included:

•      brand initiatives including initial costs of the Commonwealth Games partnership and new product launches; and

•      personnel increases relating to 382 additional front-line staff for the year, and the full impact of the 4.5 per cent Enterprise Bargaining Agreement (EBA) increase.

In 2004, FSA benefited from a $28 million reduction in the superannuation charge which will not be received going forward.

We have experienced market share declines in most areas during the second half.  This is consistent with the general slowing in momentum seen across the franchise.  Recent initiatives appear to be arresting this trend, but it is early days.

In housing, broker channel business contributed only 15 per cent of inflows during the second half.  The decline in broker flows can be attributed to tighter risk settings and the need to enhance our product offering for that channel. The National was recently voted best for service to the broker channels. We remain committed to the broker channel in Australia and will be launching new product offerings in the coming months.

Business lending volumes increased in the second half, albeit they remain below some of our peers’ growth rates. We continue to experience our strongest lending growth in bills with the revenue flowing through Other Operating Income.

While we will maintain our traditional risk settings, there are significant opportunities to strip out inhibitors to decision making allowing our front line staff to turn around customer requests quicker and reduce costs. This work is underway.

Sales of the recently launched smart deposit accounts are exceeding targets.  To date we have established 96,000 new accounts, a third of these are new customers to the National.

Clearly there has been a loss of momentum, the competition is tough and we have a number of internal issues to overcome. But we have a great franchise and we have maintained overall customer numbers.

FSA is now part of the combined regional business which includes Wealth Management, corporate banking, and custody and transactional services.  A key feature of the Australian regional structure is the formation of product groups that will have end-to-end accountability for profit.  This will bring sharper focus to the impact of pricing and mix decisions.  We are also strengthening the linkage between balance sheet management and retail product origination.

Wealth Management

Year ended 30 September	2004	2003	%
	$m

Operating Profit

Investments	189	142	33.1
Insurance	228	204	11.8
Private Bank	62	56	10.7
Other	(52)	(58)	10.3
Strategic investment expenditure	(39)	(28)	(39.3)
Profit from operations (after tax)	388	316	22.8
Investment earnings	71	58	22.4
Underlying profit	459	374	22.7
Prior year adjustments	(50)	—	large
Operating profit after tax & outside equity interests	409	374	9.4
Revaluation profit/(loss) after tax	16	(200)	large
Net profit before significant items & after outside equity interests	425	174	large

Wealth Management recorded a net profit of $425 million for the full year on the back of the continued improvement in market conditions, which increased investment income.  The insurance business and the Private Bank also recorded solid growth.

The investment result reflected strong growth in funds under management and good control of base expenses. There continued to be a high level of spend on remediating compliance issues, as well as investment in new adviser platforms in Australia and UK. There was also a $40 million charge to the investments business in the second half arising from reconciliation errors in prior years.

While there was good underlying growth in the insurance business, the lower profit compared to the first half reflected the timing of a $15 million receipt of profit share commission income in the creditor insurance business in the UK and a $5 million reduction on investment earnings resulting from a more conservative capital strategy for our Australian insurance funds.

The valuation of our Wealth Management subsidiaries has fallen by $124 million. This includes $63 million of franking credits transferred to the Group under tax consolidations. The National provides for the tax that would arise if the revaluation gain were realised. Under tax consolidations, this tax effect is reduced by $150 million. Together with other adjustments, the net effect of the revaluation on the Group profit for the year is a gain of $16 million.

The underlying value of the Wealth Management subsidiaries was reduced by changes in business assumptions in the second half relating to:

•                  a more conservative assumption on the trajectory of growth in retail investment sales; and

•                  the impact of lower margins in both the retail and wholesale business.

This was offset in part by lower planned expenses. Actions to reduce the expense base of the business have already commenced as further synergy opportunities are identified.

The investment business continues to maintain number one position in master fund market share. Gross inflows are declining due to competitive pressures for both business and advisers. MLC has a large book of business and outflows are aligned to funds under management.  Importantly our attrition rate is lower than the industry average and many of our peers. The protection business also maintains strong market share. Increasing competition is beginning to impact new sales. Our Australian insurance business is yet to fully leverage the cross sell opportunities available to it. Wealth Management has been incorporated into the regional business units in Australia, New Zealand and Europe from 1 October 2004.

Corporate & Institutional Banking

Year ended 30 September	2004	2003	%
	$m

Net interest income	678	848	(20.0)
Other operating income	1,048	1,102	(4.9)
Total income	1,726	1,950	(11.5)
Operating expenses	(858)	(755)	(13.6)
Underlying profit	868	1,195	(27.4)
Charge to provide for doubtful debts	(112)	(70)	(60.0)
Cash earnings before tax	756	1,125	(32.8)
Income tax expense	(129)	(239)	46.0
Cash earnings before significant items	627	886	(29.2)
Net profit attributable to outside equity interests	(9)	(9)	—
Cash earnings before significant items and after outside equity interests	618	877	(29.5)

Corporate & Institutional Banking (CIB) results suffered from the direct and indirect effects of the foreign exchange options losses this year. However, the extent of decline in second half earnings was not anticipated at the half year.

Net interest income was hit by the write-back of $38m capitalised interest on a large loan that should have previously been classified as non-accrual.  Other operating income fell sharply during the second half, mainly as a result of weaker markets activity and lower structured finance income, and ended the year slightly down on the prior year.

The CIB performance highlights that this is a business that in the past has benefited from lumpy revenue streams. It has invested in building its relationship franchise but needs to reduce costs in areas that are not producing acceptable returns.

We are now addressing this issue on a number of fronts. Under the new operating model, the corporate relationship activities will be under the regional Chief Executive Officers in Australia, Europe and New Zealand, whereas product profitability and balance sheet will reside within Institutional Markets & Services (IMS).

This will break down silos that have inhibited cross sell and will also facilitate the focus on better managing risk-weighted assets. We have withdrawn from some markets where we clearly had no competitive advantage, and are reviewing our position in others.

Custody and transaction banking are now part of the new regional businesses, providing significant product and systems rationalisation opportunities in the business space.

Markets risk & trading for the half was down by $84m reflecting:

•                  Lower foreign exchange income, partly due to the options desk closure

•                  Unfavourable trading conditions,

•                  A reduction in the discretionary investment pool due to the Group’s tighter capital position

•                  Lower trading activity generally, with an average daily VAR for the second half of $12m. This compares with the second half of ‘03, where the VaR utilisation was $21m.

Specialised finance income fell by $136m:

•                  The first half result was particularly strong, with a number of large fee based deals

•                  The second half was impacted by the $38 million interest write-back.

Given the distraction of senior management in dealing with the remedial actions flowing from the foreign exchange options losses, maintaining the customer franchise is a good outcome.

Financial Services Europe

Year ended 30 September	2004	2003	%
Australian dollars	$m

Net interest income	2,133	2,327	(8.3)
Other operating income	837	938	(10.8)
Total income	2,970	3,265	(9.0)
Pension fund expense	(180)	(93)	(93.5)
Other operating expenses	(1,710)	(1,626)	(5.2)
Underlying profit	1,080	1,546	(30.1)
Charge to provide for doubtful debts	(224)	(247)	9.3
Cash earnings before tax	856	1,299	(34.1)
Income tax expense	(258)	(402)	35.8
Cash earnings before significant items	598	897	(33.3)

Financial Services Europe (FSE) had a difficult year with cash earnings before significant items falling 33.3 per cent in Australian dollars. While Europe’s earnings declined again in the second half there are signs that the business is responding to the extensive work in train.

Net interest income reflects a flattening out in the second half of the rate of decline. Growth in housing lending was above system and business lending accelerated in the second half. Retail deposits have also grown at above system. However, this has been offset by margin decline, particularly on the asset side as margins are being progressively managed down, increased customer preference for fixed rate mortgages, as well as continued decline in personal lending volumes.

The three key elements behind the 24 basis point decline in the European margin for the second half are:

•                  an eight basis point reduction relating to re-pricing asset products;

•                  eight basis points relating to the skew in asset growth to fixed rate mortgages and a decline in personal lending; and

•                  eight basis points from the impact of the changed interest rate environment in the balance sheet structure.

Further margin decline is anticipated in 2005 as the European business continues to rebalance its portfolio and align its pricing to the market.

The decline in other income reflects reductions in fee levels in the first half that were out of the market.

Expenses remained relatively flat for the half, other than the increased cost relating to Basel II and IFRS. It is clear that there are significant opportunities to reduce the cost base of our UK banks. Work on this is well advanced:

•                  the legal integration of Clydesdale Bank and Yorkshire Bank is in train;

•                  significant product rationalisation opportunities have been identified; and

•                  benchmarking has highlighted areas of opportunity to re-engineer processes and de-layer management structures. This will be a key area of focus for management over the next half.

FSE has been a high return on equity (ROE) low growth business. Management has been implementing changes to rebalance growth and ROE. The business is part way through this transformation. We have commenced rolling out a network of financial solution centres, with further expansion planned in 2005. We are linking entry into the mortgage broker market with relationship managed banking through these centres. Customer satisfaction measures have improved, and recent advertising campaigns have been well received.

Although it is very early days, there are some encouraging signs.  Customer attrition is declining and acquisition is improving.

•             for the first time in a number of years we have seen the trend in customer attrition reverse with a seven per cent improvement; and

•             since October 2002, the number of premium customers has increased by over 28 per cent.

New product offerings including the current account offering and offset mortgage are selling well:

•             mortgage offset accounts were launched in March under the Yorkshire brand.  The account has now attracted £380 million in new mortgage business. Sixty-four per cent of applications did not have an existing mortgage with Yorkshire Bank; and

•             the new Money Transmission Account - linked to a Savings Account, Current Account Plus – is also proving attractive.  Clydesdale Bank has recorded 63 per cent growth and Yorkshire Bank 28 per cent growth in new account credit balances.

Business banking volumes in Clydesdale are also beginning to grow again following a range of initiatives including:

•             stream-lining of credit processes to improve turnaround times;

•             launch of Business Investment Loans with increased term and interest only features.

Financial Services New Zealand

Year ended 30 September	2004	2003	%
Australian dollars	$m

Net interest income	700	651	7.5
Other operating income	326	329	(0.9)
Total income	1,026	980	4.7

Operating expenses	(516)	(493)	(4.7)

Underlying profit	510	487	4.7

Charge to provide for doubtful debts	(17)	(21)	19.0
Cash earnings before tax	493	466	5.8
Income tax expense	(164)	(155)	(5.8)
Cash earnings before significant items	329	311	5.8

New Zealand had a solid year with cash earnings up by 5.8 per cent in Australian dollar terms on the back of strong volume growth and stable asset quality.  Cash earnings increased by 6.6 per cent in local currency terms.

Financial Services New Zealand had a good second half. Net interest income has improved 5.8 per cent with good volume growth and an expanding margin. Other operating income rose only slightly reflecting customer preference for lower cost channels and competitive pressure on fee levels. Higher expenses in local currency during the second half of 6.8 per cent are due to the timing of pension costs and a ramp up in the Basel II and IFRS programs.

BNZ has maintained its leading position in the middle market. This is an outstanding franchise. Agribusiness has come off the boil, but is now being reinvigorated. Housing grew at above system, reflecting the ability to price competitively coupled with the Global Rewards initiative with Air New Zealand. New products have also been launched that target the youth market.

Excellent progress has been made on customer satisfaction with BNZ breaking away from ANZ and Westpac, and closing the gap on the market leaders. This reflects a wide range of initiatives, including re-introducing branch managers into the retail network, successful roll out of the new teller platform, and the best rated call centre in New Zealand.

Following the move to a regional structure, New Zealand will include corporate banking, custody and transactional services and Wealth Management.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook

Date:	10 November 2004	Title:	Associate Company Secretary